EXHIBIT 12.2 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31
	2003 (1)	2002	2001	2000	1999 (1)
	(in millions, except ratios)
Earnings

Income (Loss) from Continuing Operations Before Income Tax and Cumulative Effect of Accounting Principle Change	$(435.2)	$593.2	$753.8	$821.2	$(159.0)
Fixed Charges	204.4	178.5	187.7	195.8	154.0

Adjusted Earnings	$(230.8)	$771.7	$941.5	$1,017.0	$(5.0)

Combined Fixed Charges and Preferred Stock Dividends

Interest and Debt Expense	$187.2	$162.4	$169.6	$181.8	$137.8
Amortization of Deferred Debt Costs	5.4	3.3	7.1	2.4	2.4
Portion of Rents Deemed Representative of Interest	11.8	12.8	11.0	11.6	13.8
Preferred Stock Dividends	—	—	—	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$204.4	$178.5	$187.7	$195.8	$154.0

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(1.1)	4.3	5.0	5.2	—

(1)	Earnings were inadequate to cover combined fixed charges and preferred stock dividends. The coverage deficiency totaled $435.2 million for 2003 and $159.0 million for 1999.